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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

NEW YORK & COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

649295102
(CUSIP Number of Class of Securities (Underlying Common Stock)

Sheamus G. Toal
Executive Vice President and Chief Financial Officer
NEW YORK & COMPANY, INC.
450 West 33rd Street, 5th Floor
New York, New York 10001
(212) 884-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Christian O. Nagler
Jason K. Zachary
Kirkland & Ellis LLP
159 East 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third-party tender offer subject to Rule 14d-1.
    ☒
    issuer tender offer subject to Rule 13e-4.
    ☐
    going-private transaction subject to Rule 13e-3.
    ☐
    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        On May 1, 2009, New York & Company, Inc. (the "Company") filed with the Securities and Exchange Commission ("SEC") its Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the Company's 2009 Annual Meeting of Stockholders (collectively the "Preliminary Proxy Statement") to be held on June 29, 2009, which contains a proposal to be submitted to the Company's stockholders to approve a voluntary one-time stock option exchange program (the "Option Exchange Program"). The Preliminary Proxy Statement does not constitute an offer to holders of the Company's outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company's stockholders approve the proposal relating to the proposed Option Exchange Program.

        The Option Exchange Program has not yet commenced. The Company intends to file a Tender Offer Statement on Schedule TO with the SEC upon commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company's stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov.

Item 12.    Exhibits

Exhibit Number	Description
99.1	Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2009).
99.2	Communication to Employees, dated May 1, 2009.

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  Item 12. Exhibits